CURVATURE SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 276,510
Adjustments to reconcile net income to net cash used by operating activities:	
Change in receivable from clearing broker	(120,957)
Change in securities owned	(499,725)
Change in prepaid expenses	(3,491)
Change in deposits	203
Change in accounts payable	(2,532)
Change in due to affilate	27,482
NET CASH USED BY OPERATING ACTIVITIES	(322,510)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Members' contributions	400,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	400,000
NET INCREASE IN CASH	77,490
CASH AND CASH EQUIVALENTS:	
Beginning of period	224,907
End of period	$ 302,397

See accompanying notes